Interim Condensed Consolidated Financial Statements

Interim Condensed Consolidated Statements of Financial Position (unaudited)

($ United States millions)	Notes	September 30, 2026	December 31, 2025
Assets
Current assets
Cash and cash equivalents		$227	$81
Accounts receivable	3a	414	345
Unbilled revenue	3b	119	164
Energy infrastructure (“EI”) assets - finance leases receivable	4a	58	58
Inventories	5	348	280
Income taxes receivable		9	11
Derivative financial instruments		3	1
Prepayments		91	52
Total current assets		1,269	992
Unbilled revenue	3b	-	1
EI assets - finance leases receivable	4a	150	180
Property, plant and equipment ("PP&E")		102	102
EI assets - operating leases	4b	700	686
Lease right-of-use assets		58	61
Deferred tax assets		22	21
Intangible assets		24	29
Goodwill		414	430
Other assets		197	192
Total assets		$2,936	$2,694

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	6	$397	$396
Provisions		23	25
Income taxes payable		77	80
Deferred revenue	7	508	355
Lease liabilities		23	22
Derivative financial instruments		3	1
Total current liabilities		1,031	879
Deferred revenue	7	14	13
Long-term debt	8	539	582
Lease liabilities		45	50
Deferred tax liabilities		54	51
Other liabilities		34	26
Total liabilities		$1,717	$1,601

Shareholders’ equity
Share capital		$501	$498
Contributed surplus		663	664
Retained earnings		247	130
Accumulated other comprehensive losses		(192)	(199)
Total shareholders’ equity		1,219	1,093
Total liabilities and shareholders’ equity		$2,936	$2,694

See accompanying notes to the unaudited interim condensed consolidated financial statements, including Note 15 “Guarantees, Commitments, and Contingencies”.

F-1

Interim Condensed Consolidated Statements of Earnings and Comprehensive Income (unaudited)

		Three months ended September 30,		Nine months ended September 30,
($ United States millions, except per share amounts)	Notes	2026	2025	2026	2025
Revenue	9	$623	$777	$1,789	$1,944
Cost of goods sold ("COGS")		481	605	1,363	1,505
Gross margin		142	172	426	439
Selling, general and administrative expenses ("SG&A")	10	64	71	224	189
Foreign exchange (gain) loss		1	(1)	(1)	1
Operating income		77	102	203	249
Equity earnings and (impairment) of associates and joint ventures		1	(4)	1	(3)
Loss on financial instruments		(1)	-	(3)	(2)
Gain on Asia Pacific ("APAC") disposition	2	5	-	5	-
Unrealized gain (loss) on redemption options		(3)	(16)	3	(4)
Earnings before net finance costs and income taxes (“EBIT”)		79	82	209	240
Net finance costs	12	8	20	30	61
Earnings before income taxes (“EBT”)		71	62	179	179
Current income taxes		13	20	50	56
Deferred income taxes		3	5	1	2
Income taxes		16	25	51	58
Net earnings		$55	$37	$128	$121

Other comprehensive income
Items that may be reclassified to profit or loss in subsequent periods:
Change in fair value of derivatives designated as cash- flow hedges, net of income tax expense		(1)	(1)	-	(1)
Net gain (loss) on hedge of net investment		-	(10)	(1)	22
Unrealized gain (loss) on translation of financial statements of foreign operations		1	12	11	(6)
Reclassification of foreign currency translation adjustments on APAC disposition		(3)	-	(3)	-
Other comprehensive income		(3)	1	7	15
Total comprehensive income		$52	$38	$135	$136

Earnings per share – basic		$0.45	$0.30	$1.05	$0.98
Earnings per share – diluted		$0.45	$0.30	$1.05	$0.98

Weighted average number of shares outstanding – basic		122,102,894	122,252,809	122,022,058	123,218,877
Weighted average number of shares outstanding – diluted		122,193,228	122,363,450	122,164,154	123,403,977

See accompanying notes to the unaudited interim condensed consolidated financial statements.

F-2 Interim Condensed Consolidated Financial Statements

Interim Condensed Consolidated Statements of Cash Flows (unaudited)

		Three months ended September 30,		Nine months ended September 30,
($ United States millions)	Notes	2026	2025	2026	2025
Operating Activities
Net earnings		$55	$37	$128	$121
Adjustments for:
Depreciation and amortization		38	40	112	121
Share-based compensation expense	10	2	11	43	11
Equity (earnings) and impairment of associates and joint ventures		(1)	4	(1)	3
Impairment of EI assets	4b	-	2	-	2
Loss on financial instruments		1	-	3	2
Gain on APAC disposition	2	(5)	-	(5)	-
Unrealized (gain) loss on redemption options		3	16	(3)	4
Deferred income taxes		3	5	1	2
		96	115	278	266
Net change in working capital and other	14	51	(41)	(10)	(100)
Cash provided by operating activities		$147	$74	$268	$166

Investing Activities
Additions to:
PP&E		(5)	$(6)	$(12)	$(14)
EI assets - operating leases	4b	(37)	(27)	(99)	(67)
Proceeds on disposal of:
PP&E		-	1	-	1
EI assets - operating leases		2	6	9	19
APAC, net of cash disposed	2	45	-	45	-
Net (purchases of) proceeds from financial instruments		(1)	3	(3)	(2)
Net change in working capital associated with investing activities		(15)	(7)	5	(3)
Cash used in investing activities		$(11)	$(30)	$(55)	$(66)

Financing Activities
Net (repayments) borrowings on the revolving credit facility ("RCF")		9	$(33)	$(40)	$(75)
Lease liability principal repayment		(5)	(5)	(17)	(16)
Dividends		(3)	(3)	(11)	(13)
Stock option exercises		-	1	2	2
Shares repurchased - NCIB		-	(8)	-	(22)
Deferred transaction costs		-	(2)	(1)	(2)
Cash provided by (used in) financing activities		$1	$(50)	$(67)	$(126)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies		$-	$(1)	$-	$(2)
Increase (decrease) in cash and cash equivalents		137	(7)	146	(28)
Cash and cash equivalents, beginning of period (including APAC)		90	71	81	92
Cash and cash equivalents, end of period		$227	$64	$227	$64

See accompanying notes to the unaudited interim condensed consolidated financial statements.

F-3

Interim Condensed Consolidated Statements of Changes in Equity (unaudited)

					Accumulated other comprehensive losses
($ United States millions)	Notes	Share capital	Contributed surplus	Retained earnings	Foreign currency translation adjustments	Hedging reserve	Total
At January 1, 2026		$498	$664	$130	$(198)	$(1)	$1,093
Net earnings		-	-	128	-	-	128
Other comprehensive income		-	-	-	10	-	10
Effect of stock option plans		3	(1)	-	-	-	2
APAC disposition	2	-	-	-	(3)	-	(3)
Dividends		-	-	(11)	-	-	(11)
At September 30, 2026		$501	$663	$247	$(191)	$(1)	$1,219
At January 1, 2025		$505	$678	$80	$(214)	$-	$1,049
Net earnings		-	-	121	-	-	121
Other comprehensive income (loss)		-	-	-	16	(1)	15
Effect of stock option plans		3	(1)	-	-	-	2
Shares repurchased - NCIB		(9)	(13)	-	-	-	(22)
Dividends		-	-	(10)	-	-	(10)
At September 30, 2025		$499	$664	$191	$(198)	$(1)	$1,155

See accompanying notes to the unaudited interim condensed consolidated financial statements.

F-4 Interim Condensed Consolidated Financial Statements

Notes to the Interim Condensed Consolidated

Financial Statements (unaudited)

(All amounts in millions of United States dollars, except per share amounts or as otherwise noted.)

Note 1. Summary of Material Accounting Policies

(a)
Statement of Compliance

These unaudited interim condensed consolidated financial statements (“Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, and were approved and authorized for issue by the Board of Directors (the “Board”) on October 28, 2026.

(b)
Basis of Presentation and Measurement

The Financial Statements for the three and nine months ended September 30, 2026 and 2025 were prepared in accordance with IAS 34 “Interim Financial Reporting” and do not include all the disclosures included in the annual consolidated financial statements for the year ended December 31, 2025. Accordingly, these Financial Statements should be read in conjunction with the annual consolidated financial statements. Certain comparative figures have been reclassified to conform to the current period’s presentation.

Preparation of these Financial Statements requires Management to make judgments, estimates, and assumptions based on existing knowledge that affect the application of accounting policies and reported amounts and disclosures. Actual results could differ from these estimates and assumptions. In particular, the impact of geopolitical events, such as imposed tariffs in the North American market and ongoing conflict in the Middle East, could materially impact customer and supplier arrangements, as well as interest and inflation rates, resulting in increased volatility and near-term uncertainty. Management has, to the extent reasonable, incorporated known facts and circumstances into estimates made, however actual results could differ from those estimates, and those differences could be material. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The Financial Statements are presented in United States dollars ("USD"), Enerflex Ltd. ("Enerflex" or the "Company") presentation currency, rounded to the nearest million except per share amounts or as otherwise noted. Transactions of the Company’s individual entities are recorded in their own functional currency based on the primary economic environment in which each entity operates. The Financial Statements are prepared on a going concern basis under the historical cost basis, with certain financial assets and financial liabilities recorded at fair value. There have been no significant changes in accounting policies compared to those described in the annual consolidated financial statements for the year-ended December 31, 2025, except for the change as per note (c.i) below.

(c)
Change in Accounting Policies
i.
Amendment to Current Accounting Policies

IFRS 9 Financial Instruments ("IFRS 9") and IFRS 7 Financial Instruments: Disclosures ("IFRS 7")

In May 2024, the IASB issued amendments to IFRS 9 and IFRS 7 to clarify that financial assets and financial liabilities are recognized and derecognized at settlement date except for regular way purchases or sales of financial assets and financial liabilities meeting conditions for new exception. The new exception permits companies to elect to derecognize certain financial liabilities settled via electronic payment systems earlier than the settlement date.

F-5

They also provide guidelines to assess contractual cash flow characteristics of financial assets, which apply to all contingent cash flows, including those arising from environmental, social, and governance (ESG)-linked features. Additionally, these amendments introduce new disclosure requirements for financial instruments with contingent cash‑flow features and equity instruments designated at fair value through other comprehensive income. The amendment, effective for annual periods beginning on or after January 1, 2026, was adopted by the Company as of January 1, 2026. There were no adjustments or additional disclosures that resulted from the adoption of this amendment.

ii.
Standards Recently Issued, but not yet Effective

(a) IFRS 18 Presentation and Disclosure in Financial Statements ("IFRS 18")

On April 9, 2024, the IASB issued IFRS 18, the new standards on presentation and disclosure in financial statements. IFRS 18 will require defined subtotals in the consolidated statement of earnings, require disclosure of management-defined performance measures ("MPM"), provide principles for the aggregation and disaggregation of information, and improve comparability across entities and reporting periods. IFRS 18 will replace IAS 1, Presentation of financial statements, and retains many of the existing principles in IAS 1. IFRS 18 will be effective for years beginning on or after January 1, 2027. Retrospective application is required.

The Company will adopt IFRS 18 and the related amendments on January 1, 2027. Management's assessment concludes that the standard will primarily impact the presentation, classification, and disclosure of financial information, with no significant impact on the Company's underlying financial performance or net income. Based on management's preliminary assessment, the most significant changes to the statement of earnings include the introduction of defined operating, investing, and financing categories and related presentation changes, including the classification of interest income (not related to finance lease receivable) within the investing category, gains and losses on redemption options within the financing category, and foreign exchange gains and losses based on the nature of the underlying activity.

IFRS 18 also introduces enhanced disclosure requirements for operating expenses, including additional disclosures by nature for certain expenses presented by function in a single note. Based on management's preliminary assessment, management expects EBITDA, Adjusted EBITDA, Gross Margin Before D&A, and Recurring Gross Margin Before D&A to qualify as MPMs and, accordingly, these measures will require disclosures, explanations, and reconciliations within the audited financial statements. These measures are currently presented in the Company's Management's Discussion and Analysis ("MD&A").

The consequential amendments to IAS 7 will also result in presentation changes to the consolidated statement of cash flows, including changing the starting point for determining cash flows from operating activities under the indirect method from net earnings to operating profit or loss and removing the optionality around the classification of cash flows from dividends and interest, with no impact on total cash flows.

(b) IAS 28 Investments in Associates and Joint Ventures

In June 2026, the IASB issued amendments to the fair value option for investments in associates and joint ventures. The amendments clarify which entities are eligible to elect the fair value option for investments in associates and joint ventures instead of applying the equity method of accounting. Specifically, the amendments clarify that entities whose main business activity is investing in particular types of assets may qualify as “similar entities” and therefore be eligible to measure such investments at fair value through profit or loss. The amendment will be effective for years beginning on or after January 1, 2027. This amendment is not expected to have any impact on the Company's Financial Statements.

F-6 Notes to the Interim Condensed Consolidated Financial Statements

Note 2. APAC disposition

At September 30, 2026, Enerflex completed the disposition of its operations in the APAC region to INNIO Group ("INNIO"), subject to closing adjustments. The divested business, reported within the Eastern Hemisphere ("EH") segment, operates principally in Australia, Indonesia, and Thailand and is primarily focused on the After-Market Services ("AMS") product line. The APAC region does not represent a significant component of the EH segment and is therefore not presented as a discontinued operation.

Reconciliation of the gain on disposition was as follows:

September 30, 2026
Consideration received, satisfied in cash	$62
APAC cash disposed	(17)
Consideration, net of cash disposed	$45
Carrying amount of net assets sold
Net working capital	(21)
Property, plant and equipment	(1)
Lease right-of-use assets	(3)
Deferred tax assets	(2)
Goodwill	(18)
Lease liabilities	2
Gain on sale before reclassification of foreign currency translation adjustments	$2
Reclassification of foreign currency translation adjustments	3
Gain on sale	$5

Note 3. Accounts Receivable and Unbilled Revenue

(a) Accounts Receivable

Accounts receivable consist of the following:

	September 30, 2026	December 31, 2025

Trade receivables	$402	$338

Less: allowance for doubtful accounts	(9)	(9)

Trade receivables, net	$393	$329

Other receivables	21	16

Accounts receivable	$414	$345

Aging of trade receivables:

	September 30, 2026	December 31, 2025

Current to 90 days	$350	$280

Over 90 days	52	58

Trade receivables	$402	$338

F-7

(b) Unbilled Revenue

Movement in Unbilled Revenue was as follows:

	Nine months ended	Twelve months ended
	September 30, 2026	December 31, 2025
Opening balance	$165	$159
Unbilled revenue recognized	538	818
Amounts billed	(583)	(813)
APAC disposition	(1)	-
Currency translation effects	-	1
Closing balance	$119	$165

Current unbilled revenue	$119	$164
Non-current unbilled revenue	-	1
Total unbilled revenue	$119	$165

Note 4. Energy Infrastructure Assets

The Company’s EI assets are comprised of Build-Own-Operate-Maintain (“BOOM”) assets and contract compression assets which are leased to client partners. At the inception of a lease contract, all leases are classified as either an operating lease or a finance lease in accordance with IFRS Accounting Standards.

(a) EI Assets - Finance Leases Receivable

Lease arrangements for certain EI assets are considered finance leases when the risks and rewards of ownership are transferred to the lessee, which generally occurs in the following circumstances; ownership of the lease is transferred to the lessee by the end of the lease term; the lessee has the option to purchase the leased asset at a price that is sufficiently lower than the fair value at the date the option becomes exercisable for it to be reasonably certain, at the inception date, that option will be exercised; the term of the lease is for the major part of the economic life of the asset; or the present value of the lease payments amounts to substantially all of the fair value of the asset.

The majority of Enerflex's finance leases, which are primarily attributable to the EH reporting segment, have an initial term ranging from five to 10 years.

A summary of the gross and present value of future lease payments to be received under the Company's finance leases is shown below:

	Minimum lease payments and unguaranteed residual value		Present value of minimum lease payments and unguaranteed residual value
	September 30, 2026	December 31, 2025	September 30, 2026	December 31, 2025
Less than one year	$61	$60	$58	$58
Between one and five years	169	201	140	164
Greater than five years	18	29	10	16
	$248	$290	$208	$238
Less: Unearned interest revenue	(45)	(57)	-	-
Add: Unguaranteed residual value	5	5	-	-
Closing balance	$208	$238	$208	$238

	Nine months ended	Twelve months ended
	September 30, 2026	December 31, 2025
Opening balance	$238	$238
Additions	-	38
Interest revenue	14	19
Payments (principal and interest)	(45)	(57)
Other	1	-
Closing balance	$208	$238

The average interest rates implicit in the leases are fixed at the contract date for the entire lease term. At September 30, 2026, the average interest rate was 7.6% per annum (December 31, 2025 – 7.6%). The finance leases receivable at the end of the reporting period were not impaired.

F-8 Notes to the Interim Condensed Consolidated Financial Statements

(b) EI Assets – Operating Leases

EI assets under lease arrangements that are classified and accounted for as operating leases are stated at cost less accumulated depreciation and impairment losses. The estimated useful lives of these assets are generally between five and 30 years.

Changes in the carrying amount of EI assets - operating leases were as follows:

	Nine months ended
	EI assets	Assets under construction	Total EI assets
Cost
January 1, 2026	$1,105	$27	$1,132
Additions	-	99	99
Reclassifications	61	(61)	-
Disposals	(11)	-	(11)
APAC disposition	(1)	-	(1)
Currency translation effects	5	-	5
September 30, 2026	$1,159	$65	$1,224
Accumulated depreciation
January 1, 2026	$(446)	$-	$(446)
Depreciation charge	(79)	-	(79)
Disposals	4	-	4
APAC disposition	1	-	1
Currency translation effects	(4)	-	(4)
September 30, 2026	$(524)	$-	$(524)
Net book value – September 30, 2026	$635	$65	$700

	Twelve months ended
	EI assets	Assets under construction	Total EI assets
Cost
January 1, 2025	$1,026	$33	$1,059
Additions	-	96	96
Reclassifications	100	(102)	(2)
Disposals	(31)	-	(31)
Currency translation effects	10	-	10
December 31, 2025	$1,105	$27	$1,132
Accumulated depreciation
January 1, 2025	$(346)	$-	$(346)
Depreciation charge	(108)	-	(108)
Impairment	(3)	-	(3)
Disposals	20	-	20
Currency translation effects	(9)	-	(9)
December 31, 2025	$(446)	$-	$(446)
Net book value – December 31, 2025	$659	$27	$686

Depreciation of EI assets - operating leases included in COGS for the three and nine months ended September 30, 2026 was $26 million and $79 million (September 30, 2025 – $27 million and $82 million).

Impairment of EI assets - operating leases included in COGS for the three and nine months ended September 30, 2026 was nil and nil (September 30, 2025 - $2 million and $2 million).

F-9

During the three and nine months ended September 30, 2026, the Company recognized $49 million and $146 million of revenue related to operating leases in its Latin America (“LATAM”) and EH segments (September 30, 2025 – $49 million and $149 million), and $42 million and $124 million of revenue related to its North America (“NAM”) contract compression fleet (September 30, 2025 – $39 million and $113 million).

Summary of the carrying amount of EI assets - operating leases by reporting segment was as follows:

	September 30, 2026	December 31, 2025
NAM	$363	$310
LATAM	154	166
EH	183	210
EI assets - operating leases	$700	$686

Note 5. Inventories

Inventories consist of the following:

	September 30, 2026	December 31, 2025
Direct materials	$179	$127
Repair and distribution parts	88	91
Work-in-progress	71	48
Equipment	10	14
Total inventories	$348	$280

COGS includes inventories write-downs pertaining to obsolescence and aging, and recoveries of the past write-downs upon disposition. The net change in inventory reserves charged to consolidated statement of earnings and included in COGS for the three and nine months ended September 30, 2026 was a recovery of $1 million and $1 million (September 30, 2025 - expenses of less than $1 million and $2 million).

Note 6. Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consist of the following:

	September 30, 2026	December 31, 2025

Trade payables and accrued liabilities	$381	$384
Cash-settled share-based payments	16	12
Total accounts payable and accrued liabilities	$397	$396

Note 7. Deferred Revenue

Changes in deferred revenue were as follows:

	Nine months ended	Twelve months ended
	September 30, 2026	December 31, 2025

Opening balance	$368	$386

Cash received in advance of revenue recognition	695	704

Revenue subsequently recognized	(539)	(725)

APAC disposition	(1)	-

Currency translation effects	(1)	3

Closing balance	$522	$368

Current deferred revenue	$508	$355

Non-current deferred revenue	14	13

Deferred revenue	$522	$368

F-10 Notes to the Interim Condensed Consolidated Financial Statements

Note 8. Long-Term Debt

Long-term debt comprised of USD denominated senior unsecured notes (the "2031 Notes") and the three-year secured RCF with both USD and Canadian dollar ("CAD") components.

Composition of the borrowings was as follows:

	Maturity Date	September 30, 2026	December 31, 2025
2031 Notes	January 15, 2031	$400	$400
Drawings on the RCF	June 30, 2029	149	193
		549	593
Deferred transaction costs		(10)	(11)
Long-term debt		$539	$582

Non-current portion of long-term debt		$539	$582
Long-term debt		$539	$582

The 2031 Notes bear interest at 6.875% per annum payable semi-annually in arrears.

As part of the RCF, the Company may request issuance of up to $150 million in letters of guarantee, standby letters of credit, counter guarantees, import documentary credits, counter standby letters of credit, or similar credits to finance the day-to-day operations of the Company. As at September 30, 2026, the Company utilized $74 million of this $150 million limit. The Company has an additional $70 million unsecured letter of credit facility (“LC Facility”) with one of the lenders in its RCF. This LC Facility allows the Company to request the same forms of letters of credit and guarantees as under the RCF. This LC Facility is supported by performance security guarantees provided by Export Development Canada. As at September 30, 2026, the Company had utilized $23 million of the $70 million available limit.

The weighted average interest rate on the RCF for the nine months ended September 30, 2026 was 4.8% (twelve months ended December 31, 2025 – 5.6%).

At September 30, 2026, without considering renewal at similar terms, the USD equivalent principal payments due over the next five years are $549 million.

The Company is required to maintain certain covenants on the RCF and the 2031 Notes. As at September 30, 2026, the Company was in compliance with its covenants, as shown below:

		Nine months ended September 30,
	2026			2025
	Requirement	Performance		Performance
Senior secured net funded debt to EBITDA ratio[1] – Maximum	2.5x	(0.2	x)	0.1	x
Bank-adjusted net debt to EBITDA ratio[2] – Maximum	4.0x	0.6	x	1.2	x
Interest coverage ratio[3] – Minimum	2.5x	5.8	x	6.1	x

1 Senior secured net funded debt to EBITDA is defined as borrowings under the RCF less cash and cash equivalents divided by trailing 12-months EBITDA, as defined by the Company’s lenders.

2 Bank-adjusted net debt to EBITDA is defined as borrowings under the RCF and 2031 Notes less cash and cash equivalents divided by the trailing 12-months EBITDA, as defined by the Company’s lenders.

\3 Interest coverage ratio is calculated by dividing the trailing 12-months EBITDA by interest expense over the same timeframe, as defined by the Company’s lenders.

Redemption Options

The 2031 Notes contain optional redemption features that allow the Company to redeem all or part of the Notes at prices set forth in the agreement, following certain dates specified. These redemption features constitute an embedded derivative asset that is required to be separated from the 2031 Notes and measured at fair value. The fair value of the redemption options as at September 30, 2026 was $3 million and is included in Other assets on the interim condensed consolidated statement of financial position (December 31, 2025 – nil).

F-11

Note 9. Revenue

Revenue by product line was as follows:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Energy Infrastructure ("EI")	$151	$164	$448	$464
After-Market Services ("AMS")	131	118	372	362
Engineered Systems ("ES")	341	495	969	1,118
Total revenue	$623	$777	$1,789	$1,944

Revenue by geographic location, which is based on destination of sale, was as follows:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
United States	$346	$312	$958	$835
Canada	57	97	169	261
Argentina	52	46	135	149
Oman	35	157	107	220
Nigeria	35	24	102	85
Mexico	19	16	58	50
Brazil	17	15	51	44
Australia	11	27	47	62
Bahrain	13	15	39	44
Iraq	9	20	27	37
Others	29	48	96	157
Total revenue	$623	$777	$1,789	$1,944

For the nine months ended September 30, 2026, the Company had no individual customer which accounted for more than 10% of its revenue (September 30, 2025 – nil).

The following table outlines the Company’s unsatisfied performance obligations by product line as at September 30, 2026:

	Less than one year	One to two years	Greater than two years	Total
EI	$392	$283	$507	$1,182
AMS	90	27	54	171
ES	1,124	876	136	2,136
Total	$1,606	$1,186	$697	$3,489

Note 10. Selling, General & Administrative Expenses

SG&A expenses comprised of costs incurred by the Company to support the business operations that are not directly attributable to the production of goods or services.

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Core SG&A1	$58	$53	$171	$159
Share-based compensation	2	11	43	11
Depreciation and amortization	4	6	10	18
Bad debt expense	-	1	-	1
Total SG&A	$64	$71	$224	$189

1 Core SG&A is primarily comprised of compensation, third-party services, and information technology expenses.

F-12 Notes to the Interim Condensed Consolidated Financial Statements

Note 11. Segmented Information

The Company has identified three reporting segments for external reporting:

•
NAM consists of operations in Canada and the USA.
•
LATAM consists of operations in core countries of Argentina, Brazil, and Mexico and also includes operations within the Andean region of Bolivia, Colombia, and Peru.
•
EH consists of operations in the Middle East, Africa, Europe, and APAC (refer to Note 2 "APAC disposition").

Each segment generates revenue from the EI, AMS, and ES product lines.

The accounting policies, determination of reportable operating segments, and allocation of corporate overheads are consistent with those disclosed in Note 3 "Summary of Material Accounting Policies" and Note 24 "Segmented Information" of the Company's annual consolidated financial statements for the year-ended December 31, 2025.

Operating results for the Company’s reportable segments for the three months ended September 30, 2026 were as follows:

	NAM		LATAM		EH		Total
Three months ended September 30,	2026	2025	2026	2025	2026	2025	2026	2025
Segment revenue	$450	$480	$94	$88	$84	$225	$628	$793
Intersegment revenue	(4)	(14)	-	-	(1)	(2)	(5)	(16)
Revenue	446	466	94	88	83	223	623	777
EI	42	43	64	68	45	53	151	164
AMS	75	69	19	16	37	33	131	118
ES	329	354	11	4	1	137	341	495
Revenue	446	466	94	88	83	223	623	777
EI	21	22	41	48	26	29	88	99
AMS	64	58	15	11	28	26	107	95
ES	276	286	10	4	-	121	286	411
COGS[1]	361	366	66	63	54	176	481	605
EI	21	21	23	20	19	24	63	65
AMS	11	11	4	5	9	7	24	23
ES	53	68	1	-	1	16	55	84
Gross Margin	85	100	28	25	29	47	142	172
SG&A1	24	40	12	14	28	17	64	71
Foreign exchange (gain) loss	-	(1)	1	-	-	-	1	(1)
Operating income	$61	$61	$15	$11	$1	$30	$77	$102

1 Depreciation and amortization for the reporting segments are recorded in COGS and SG&A. During the three months ended September 30, 2026, the amount of depreciation and amortization in NAM was $17 million (September 30, 2025 – $17 million); LATAM was $10 million (September 30, 2025 – $10 million); and EH was $11 million (September 30, 2025 – $13 million).

F-13

Operating results for the Company’s reportable segments for the nine months ended September 30, 2026 were as follows:

	NAM		LATAM		EH		Total
Nine months ended September 30,	2026	2025	2026	2025	2026	2025	2026	2025
Segment revenue	$1,275	$1,283	$264	$279	$264	$407	$1,803	$1,969
Intersegment revenue	(12)	(22)	-	-	(2)	(3)	(14)	(25)
Revenue	1,263	1,261	264	279	262	404	1,789	1,944
EI	124	117	189	211	135	136	448	464
AMS	200	193	51	51	121	118	372	362
ES	939	951	24	17	6	150	969	1,118
Revenue	1,263	1,261	264	279	262	404	1,789	1,944
EI	64	61	121	144	76	84	261	289
AMS	169	162	38	36	93	91	300	289
ES	777	781	22	15	3	131	802	927
COGS[1]	1,010	1,004	181	195	172	306	1,363	1,505
EI	60	56	68	67	59	52	187	175
AMS	31	31	13	15	28	27	72	73
ES	162	170	2	2	3	19	167	191
Gross Margin	253	257	83	84	90	98	426	439
SG&A1	122	107	35	33	67	49	224	189
FX (gain) loss	-	1	(1)	(1)	-	1	(1)	1
Operating income	$131	$149	$49	$52	$23	$48	$203	$249

1 Depreciation and amortization for the reporting segments are recorded in COGS and SG&A. During the nine months ended September 30, 2026, the amount of depreciation and amortization in NAM was $48 million (September 30, 2025 – $48 million); LATAM was $29 million (September 30, 2025 – $31 million); and EH was $35 million (September 30, 2025 – $42 million).

Note 12. Finance Costs and Income

Net finance costs comprised of the following:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Interest on debt	$8	$16	$28	$48
Accretion of Notes discount and deferred transaction costs	1	2	2	6
Lease interest expense	1	1	3	3
Other interest expense	-	2	-	7
Total finance costs	$10	$21	$33	$64

Finance Income
Interest income	$2	1	3	3
Net finance costs	$8	$20	$30	$61

Note 13. Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, unbilled revenue, project asset, derivatives, redemption options, accounts payable and accrued liabilities, and long-term debt.

Designation and Fair Value of Financial Instruments

The Company's financial instruments at September 30, 2026 were designated and valued in the same manner as they were at December 31, 2025. Accordingly, with the exception of borrowings under the long-term debt, the estimated fair values of the Company's financial instruments approximated their carrying values at September 30, 2026.

The carrying value and estimated fair value of borrowings under the long-term debt as at September 30, 2026 was $539 million and $555 million (December 31, 2025 – $582 million and $607 million). The fair value of the 2031 Notes at September 30, 2026, was determined on a discounted cash flow basis with a weighted average discount rate of 7.0% (December 31, 2025 – 6.2%), while the fair value of the RCF approximates the amount outstanding under the RCF.

F-14 Notes to the Interim Condensed Consolidated Financial Statements

The Company’s embedded derivative asset related to its redemption options of its 2031 Notes was measured at fair value using a valuation model based on inputs from observable market data, including independent price publications and third-party pricing services. Accordingly, the measurement is classified within Level 2 of the fair value hierarchy. Changes in fair value are recorded as gains or losses on the consolidated statements of earnings.

Derivative Financial Instruments and Hedge Accounting

Foreign exchange contracts are transacted with financial institutions to hedge foreign currency denominated obligations and cash receipts related to purchases of inventory and sales of products.

The following table summarizes the Company’s commitments to buy and sell foreign currencies at September 30, 2026:

		Notional amount	Maturity
Canadian Dollar Denominated Contracts
Purchase contracts	USD	$105	October 2026 - December 2028
Purchase contracts	EUR	$24	October 2026 - February 2028
Sales contracts	USD	$(145)	October 2026 - February 2028

At September 30, 2026, the fair value of derivative financial instruments classified as financial assets was approximately $3 million and as financial liabilities was approximately $3 million (December 31, 2025 – $1 million and $1 million).

Foreign Currency Exposure

In the normal course of operations, the Company is exposed to movements in the CAD, USD, the Brazilian real, and the Argentine peso (“ARS”).

The types of foreign exchange risk and the Company’s related risk management strategies are as follows:

Transaction Exposure

The functional currency of Enerflex Ltd. on a stand-alone basis (the "Parent Company") and Canadian operations is CAD. The operations are primarily exposed to changes in exchange rates on financial instruments denominated in USD.

The Parent Company has intercompany receivables and payables denominated in the USD. The Canadian operations of the Company source the majority of its products and major components from the USA; consequently, reported inventory costs and the transaction prices charged to customers for equipment are impacted by the relative strength of the CAD. The Canadian operations also sell compression and processing packages in foreign currencies, primarily the USD. Most of Enerflex’s international orders are manufactured in the USA if the contract is denominated in USD, which minimizes the Company’s foreign currency exposure on these contracts. The Company identifies and hedges all significant transactional currency risks and has implemented a hedging policy applicable primarily to the Canadian operations, with the objective of securing the margins earned on awarded contracts denominated in currencies other than the CAD. In addition, the Company may hedge input costs that are paid in a currency other than the home currency of the subsidiary executing the contract. If the CAD weakens by five percent, the Company could experience foreign exchange loss recorded in the consolidated statements of earnings of less than a million on its USD denominated financial instruments.

Translation Exposure

The Company and its subsidiaries are exposed to translation risk of monetary items denominated in a currency different from their functional currency. The currencies with the most significant impact are the CAD, USD, and ARS.

The functional currency of the Parent Company is CAD while the functional currency of the majority of the Company's subsidiaries is USD. The Parent Company is therefore exposed to fluctuations of the CAD against the USD on its net investment in USD functional subsidiaries. The Company hedges this exposure via a net investment hedge by designating a portion of the Company's USD borrowings in the Parent Company as a hedging instrument. During the nine months ended September 30, 2026, the Company recognized foreign exchange loss of $1 million on translation of the designated USD borrowings in the Parent Company in other comprehensive income. As at September 30, 2026, the Company had no USD-denominated Parent Company borrowings designated as hedging instruments. Management has determined that the Company's hedging relationships remain effective.

If the CAD were to weaken by five percent, the Company could experience additional foreign exchange losses on its USD borrowings in the Parent Company of nil, which would be recorded in the consolidated statement of comprehensive income.

F-15

The functional currency of the Argentinian operation is the USD. The operation has cash and cash equivalents and certain financial instruments denominated in its local currency, ARS. With the expected devaluation of the ARS, caused by high inflation, the Company is at risk of foreign exchange losses on its financial instruments denominated in ARS. During the nine months ended September 30, 2026, the Company had foreign exchange gains in Argentina of $1 million. The Company continues to utilize cash management strategies to mitigate foreign exchange losses, primarily by minimizing cash available to sustain operations. If the ARS weakens by five percent, the Company could experience foreign exchange losses of $2 million on its ARS denominated financial instruments.

Note 14. Supplemental Cash Flow Information

Changes in working capital and other during the period:

	Three months ended September 30,		Nine months ended September 30,
	2026[1]	2025	2026[1]	2025
Accounts receivable	$(33)	$(40)	$(84)	$(57)
Unbilled revenue	31	15	45	(2)
EI assets - finance leases receivable	10	(27)	30	(11)
Inventories	(32)	(23)	(88)	(69)
Inventories - WIP related to EI assets - finance leases receivable	-	89	-	33
Income taxes receivable	(1)	(3)	1	(5)
Prepayments	(24)	(11)	(40)	3
Accounts payable and accrued liabilities and provisions[2]	(6)	5	(16)	58
Income taxes payable	-	(3)	(3)	(28)
Deferred revenue	110	(44)	155	(24)
Foreign currency and other	(4)	1	(10)	2
Net change in working capital and other	$51	$(41)	$(10)	$(100)

1 Adjusted for working capital changes associated with the APAC Disposition. Refer to Note 2 - "APAC Disposition".

2 Change in accounts payable and accrued liabilities and provisions represent only the portion relating to operating activities.

Cash interest and taxes paid and received during the period:

	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Interest paid – long-term borrowings	$19	$3	$26	$36
Interest paid – lease liabilities	1	1	3	3
Total interest paid	$20	$4	$29	$39
Interest received	1	1	2	3

Income taxes paid	12	22	48	85

Note 15. Guarantees, Commitments, and Contingencies

Guarantees

At September 30, 2026, the Company had outstanding letters of credit of $97 million (December 31, 2025 – $103 million). Of the total outstanding letters of credit, $74 million (December 31, 2025 – $77 million) are funded from the RCF and $23 million (December 31, 2025 – $26 million) are funded from the $70 million LC Facility.

Commitments

The Company has purchase obligations over the next five years as follows:

2026	$423
2027	770
2028	182
2029	80
2030	29

F-16 Notes to the Interim Condensed Consolidated Financial Statements

Legal Proceedings

In the normal course of business, the Company and certain of its subsidiaries are involved in or subject to lawsuits, claims, and other legal proceedings that seek, among other things, compensation for alleged personal injury, breach of contract, property damage or other losses, punitive damages, civil penalties, or injunctive or declaratory relief. Some lawsuits, claims, and legal proceedings involve acquired or disposed assets with respect to which a third party, the Company, or its subsidiary retains liability or indemnifies the other party for conditions that existed prior to the transaction. In accordance with applicable accounting guidance, Enerflex and its subsidiaries accrue reserves for outstanding lawsuits, claims, and proceedings when it is probable that a liability has been incurred and that such liability can be reasonably estimated. The Company does not currently expect that any of the outstanding lawsuits, claims, or legal proceedings will have a material adverse effect on Enerflex, including its consolidated financial position, results of operations, or cash flows. Enerflex’s expectations and estimates are based on information known about the legal matters and its experience in contesting, litigating, and settling similar matters, however the eventual results of outstanding lawsuits, claims, and other legal proceedings are inherently uncertain, and there can be no assurance that monetary damages, fines, penalties, or injunctive relief resulting from adverse judgments or settlements in some or all of the Company’s or its subsidiaries’ outstanding lawsuits, claims, or legal proceedings will not have a material adverse effect on Enerflex, including its consolidated financial position, results of operations, or cash flows. The Company will reassess the probability and estimability of contingent losses as new information becomes available.

As previously disclosed, in response to a fatal attack at an adjacent site in Q2 2024, Enerflex declared Force Majeure on an international ES project, suspended activity at the project site, and demobilized its personnel. Enerflex subsequently received notice from its customer purporting to terminate the project contract and commencing arbitration proceedings against Enerflex alleging breach of contract. In Q4 2024, Enerflex delivered notice to the customer terminating the project contract. As part of the arbitration proceedings, Enerflex has brought a counterclaim against the customer to recover amounts owing to Enerflex following Enerflex’s termination of the project contract. Pursuant to the rules for arbitration agreed between Enerflex and its customer, the content of the proceedings is confidential and not otherwise publicly available. In Q2 2025, the customer filed its Statement of Case in the arbitration asserting various claims against, and seeking material monetary damages from, Enerflex. In Q3 2025, the Company filed its Statement of Defence and Counterclaim against the customer. In accordance with the arbitration timeline, the customer filed its Statement of Reply and Defence to Counterclaim in Q4 2025 to which the Company responded in Q1 2026 by filing its Statement of Rejoinder and Reply to Defence to Counterclaim.

Enerflex disputes the customer’s claims and asserts that it acted in accordance with the project contract and that its declaration of Force Majeure and its subsequent termination of the project were proper. Given the current stage of the arbitration and the inherent uncertainty of arbitration, the final outcome of the arbitration is unknown. While the Company is pursuing recovery of amounts it believes are owed, it is possible that the Company may not prevail on its counterclaims or in defending against the customer’s claims. In those circumstances, there can be no assurance that the outcome will not have a material adverse effect on Enerflex, including on its consolidated financial position, results of operations, or cash flows. Through the ongoing arbitration proceedings, Enerflex intends to continue vigorously defending itself against the customer’s claims while pursuing its own counterclaims.

As at September 30, 2026, the carrying value of the remaining assets associated with the project on the Company’s consolidated statement of financial position was $161 million. Notwithstanding its termination of the project contract, Enerflex maintains a $31 million Letter of Credit in support of its obligation under the project contract. Enerflex would view any drawing of the financial security in the prevailing circumstances as improper and would be considered as an additional amount owed by the customer.

F-17

Note 16. Subsequent Events

Subsequent to September 30, 2026, Enerflex’s Board of Directors elected to declare the Company’s quarterly dividend in U.S. Dollars. The Company approved an increase of approximately 17% to US$0.035 per common share, payable on November 25, 2026 to shareholders of record on November 12, 2026. The Board will continue to evaluate dividend payments on a quarterly basis based on availability of cash flow, anticipated market conditions, and the general needs of the business.

Subsequent to quarter-end, Enerflex secured an award to supply over 1.0 gigawatts of low emission behind-the-meter ("BTM") natural gas-fired power generation for a North American data center development. Combined with additional project awards, including approximately 450 megawatts announced on October 1, 2026, Enerflex’s backlog of BTM natural gas-fired power generation now exceeds 1.75 gigawatts, with deliveries extending through 2028.

F-18 Notes to the Interim Condensed Consolidated Financial Statements